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Sharmi Albrechtsen

CEO/Co-founder SmartGurlz Shark Tank Winner and named AdWeek's Disruptor in Gender Diversity. TEDX 2019.

San Jose, California

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SmartGurlz, a robotics company focusing on STEM

Copenhagen Business School

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👥 500+ connections

Yes!! We taught Sir Richard Branson how to code via our SugarCoded app. Leading SmartGurlz with passion, a good sense of humor and no nonsense approach. My leadership style is one of empowerment, independence and co-creation. My Specialties: EDTECH, Education, E-learning, Onli...

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2,080 followers

 **Super!!**
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Super Cool
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Good Luck and Keep us Posted
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 **My daughter is going to hate me for sharing her 13-year old photo with...**
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Experience

CEO/Founder

SmartGurlz, a robotics company focusing on STEM

Jul 2016 – Present · 2 yrs 11 mos
Los Gatos, California

As CEO and co-founder of SmartGurlz, I grew the company from a mere idea on a napkin to a $7 million valuation in 2018. SmartGurlz is a unique, high growth company focusing on digital learning for girls with hardware, software and Augmented Reality products. Launched the world's first coding robot for girls
• Managed a team, invented a unique software/hardware platform which allowed customers to learn code while playing. Launched the SugarCoded app in 6 languages on Google Play and the iOS App Store.
• Raised $1.5 in venture and angel capital... See more

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Associate Director

Ida Institute, non-profit funded by the Oticon Foundation

Aug 2008 – Aug 2016 · 8 yrs 1 mo
Copenhagen Area, Denmark

Responsible for raising more than $20 million in grants for the non-profit learning cooperative.

Manager of an 8 person team. Strategic planning including grant applications, annual reports, business plans, communications plans.... See more

Book Author

A Piece of Danish Happiness

Jan 2009 – 2012 · 3 yrs
Available world-wide on Amazon. Seen on BBC Travel, France24, Oprah's Life Class

Introduced my book to Oprah Winfrey during her LifeClass series and was shortly interviewed. The book: A Piece of Danish Happiness is an amusing witty memoir packed with happiness research (deciphered), quirky facts and amusing personal vignettes about my life in the happiest country in the world: Denmark.

Global Communications manager

ALK Abelló

Jan 2007 – Aug 2008 · 1 yr 8 mos

Heading all PR and communications strategies for all marketed products.

Head of Communication

Sonion

Jan 2005 – Jan 2007 · 2 yrs 1 mo

Corporate communications including and internal and external communications. Launch of corporate web site, intranet and company magazine and Annual Reports. Manager for a small team. Direct report to CEO.

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Education

Copenhagen Business School

Executive MBA, scholarship recipient, Marketing
2005 – 2007

Temple University









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Volunteer Experience

Blogger, Author

Happy Denmark

Jan 2014 – Jul 2016 • 2 yrs 7 mos

Arts and Culture

Sharmi Albrechtsen also wrote a popular blog on the official website for Denmark, She has written a book, A Piece of Danish Happiness, available on Amazon.

http://www.amazon.com/Piece-Danish-Happiness-secrets-happiest/dp/1489565450

www.happydenmark.com